Exhibit 18

DECORIA, MAICHEL & TEAGUE A PROFESSIONAL SERVICES FIRM	1105 W. Francis Suite A
Spokane, Washington 99205
jeff@dm-t.com
Facsimile (509) 535-9391
Telephone (509) 535-3503

February 19, 2004

Board of Directors
New Jersey Mining Company

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to your Form 10-KSB filing pursuant to Item 601 (18) of Regulation S-B.

We have audited the financial statements included in the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2003 and issued our report thereon dated February 19, 2004. Note 2 to the financial statements describes a change in accounting principle from capitalizing mining exploration costs to expensing such costs as incurred during the exploration stage of specific projects. It should be understood that the preferability of one acceptable method of accounting over another for mining exploration costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-KSB, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, the adoption of a preferable accounting principle in conformity with Accounting Principles Board Opinion No. 20.

Very truly yours,

DeCoria, Maichel and Teague P.S.